REPUBLIC DIGITAL ACQUISITION COMPANY

149 5th Ave, 10th Floor

New York, NY 10010

April 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Catherine De Lorenzo

Re:	Republic Digital Acquisition Company
Registration Statement on Form S-1
Filed February 28, 2025, as amended File No. 333-285386

Dear Ms. De Lorenzo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Republic Digital Acquisition Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Wednesday, April 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Joseph Naggar
Joseph Naggar
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP